UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69631

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Panmure Gordon Securities Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One New Change
(No. and Street)

London	UK	EC49AF
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions PLLC
(Name – if individual, state last, first, and middle name)

4920 West Cypress St.	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/10	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Panmure Gordon Securities Ltd, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]

Notary Public

MICAH A. TAYLOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
My Commission Expires 12/15/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PANMURE GORDON SECURITIES LIMITED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

PANMURE GORDON SECURITIES LIMITED
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Panmure Gordon Securities Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Panmure Gordon Securities Limited as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Panmure Gordon Securities Limited as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Panmure Gordon Securities Limited's management. Our responsibility is to express an opinion on Panmure Gordon Securities Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Gordon Securities Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Panmure Gordon Securities Limited's auditor since 2023.
Assurance Dimensions
Margate, Florida
April 12, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

PANMURE GORDON SECURITIES LIMITED
Statement of Financial Condition
December 31, 2023

ASSETS:

Cash	$	542,794
Due from affiliate		1,230,753
Prepaid expenses		12,492
TOTAL ASSETS	$	1,786,039

LIABILITIES AND STOCKHOLDER'S EQUITY:

LIABILITIES

Accounts payable and accrued expenses	$	81,075
TOTAL LIABILITIES		81,075

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 2 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	654,879
Retained earnings	1,050,084
TOTAL STOCKHOLDER'S EQUITY	1,704,964
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,786,039

The accompanying notes are an integral part of this financial statement.

Note 1 - **Nature of Business Activity and Summary of Significant Accounting Policies**

Nature of Business:

Panmure Gordon Securities Limited ("the Company", "the LLC", "or "PGSL") was organized in the United Kingdom on April 30, 2015. The Company commenced operations as a broker/dealer on July 5, 2016, the date it was approved as a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is a wholly-owned subsidiary of Panmure Gordon & Co. Limited ("Parent"). PGSL provides chaperoning services to its affiliated company, Panmure Gordon (UK) Ltd., ("Affiliate") under an exclusive 15a-6 agreement under SEC Rule 15a-6 of the Securities Exchange Act of 1934 (the "15a-6 Agreement") between the companies.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>**Nature of Business Activity and Summary of Significant Accounting Policies (continued)**</u>

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad categories explained below:

Level 1- Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments doe not entail a significant degree of judgment by the Company.

Level 2- Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs included quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Leve 3- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated entity, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2023. The fair value of accounts receivable, receivable from affiliated entity and accounts payable is estimated by management to approximate their carrying value at December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase which are not held for sale in the ordinary course of business. As of December 31, 2023 the Company had no cash equivalents.

Note 1 - <u>**Nature of Business Activity and Summary of Significant Accounting Policies**</u>
<u>**(continued)**</u>

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed insured limits in the United Kingdom of approximately $108,214 (£85,000) of the Financial Services Compensation Scheme.

<u>Income Taxes</u>

The Company is a corporation incorporated under the Companies Act 2006 as a private company, is limited by shares and its registered office is in England and Wales. Pursuant to the United Kingdom/United States of America Double Taxation Convention profits are taxable on the United States as the Company maintains a permanent establishment in the United States of America, which means a fixed place of business through which the business of the enterprise is wholly or partly carried on.

The Company follows the asset and liability method of accounting for income taxes under ASC 740,"Income Taxes". Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expenses. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Note 1 - <u>Nature of Business Activity and Summary of Significant Accounting Policies (continued)</u>

<u>Credit Losses</u>

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's research fees and commissions (including but not limited to, receivables related to brokerage commissions) are impacted by the new guidance. The Company did not have any accounts receivable or a reserve for credit losses at December 31, 2023.

<u>Foreign Exchange</u>

Translation of foreign currency assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement amounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in revenue in the statement of operations.

Note 2 - <u>Net Capital Requirements</u>

The Company is registered with the Securities and Exchange Commission("SEC"). The Company does not carry customer accounts and does not accept customer funds or securities. The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

For the year ended December 31, 2023, under an exclusive 15a-6 agreement the Company had revenues derived from commissions from its Affiliate which accounted for 100% of total revenue. As such the Company is dependent on its Parent as its sole source of capital and its Affiliate as its sole source of revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

At December 31, 2023, the Company had net capital of $420,006 which was $170,006 in excess of its net capital requirement of $250,000. At December 31, 2023 the Company's ratio of aggregate indebtedness to net capital is 0.19 to 1.

Note 3 - Income Taxes

At December 31, 2023, the Company had $185,899 of a U.S. federal net operating loss carryover as well as $79,148 of a state net operating loss carryforward available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in which the temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The Company has fully reserved $50,932 of tax assets which relate to the 2023 net operating loss carry forwards. There were no deferred tax assets or liabilities as of December 31, 2022.

As of December 31, 2023, the Company has determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2021 to 2023 tax years remain subject to tax examinations by major tax jurisdictions. The Company is currently not under audit by any of the tax authorities.

Note 4 - Related Party Transactions

The Company has entered into a short term expense sharing agreement with its affiliate whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of FINRA: and (iii) allapplicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business.

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees will be borne by the Company.

All expenses related to the business of the Company and paid for by the affiliate will be reimbursed by the Company at cost including that for use of the professional staff, office space and certain other administrative services paid by the affiliate.

Note 4 - <u>**Related Party Transactions(continued)**</u>

This expense sharing agreement shall be terminated upon the cessation of the Company's commercial operations.

The Company has a net due from affiliate at December 31, 2023 of $1,230,753.

Effective January 1, 2023, the Company terminated its Intercompany Transfer Pricing Agreement with an affiliate of the Company through which it earned service fees.

Note 5 - <u>**Commitments and Contingencies**</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - <u>**401(k) Plan**</u>

The Company sponsors a 401(k) Plan which covers substantially all employees of the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Company makes matching contributions for any plan year on behalf of each participant. The Company will determine the amount of each matching contribution to be made for any plan year. In addition, the Company may make discretionary contributions in an amount determined at its own discretion.

Note 7 - <u>**Guarantees**</u>

The Company has not issued any guarantees during the year ended December 31, 2023.

Note 8 - <u>**Rule 15c3-3 Exemption**</u>

The Company claimed exemption from 17 C.F.R. § 240. 15c3-3 under the provisions of 17 C.F.R. § 240. 15c3-3 (k)(2)(i). The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3 (k) throughout the most recent fiscal year without exemption.

The Company's claimed exemption is relying on Footnote 74 of the SEC Release No.

Note 8   -   <u>Rule 15c3-3 Exemption(continued)</u>

34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to 1) securities distribution and 2) research distribution and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Note 9   -   <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2023, through April 12, 2024 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.